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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      INTERNATIONAL NURSING SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    460093404
                                 (CUSIP Number)

                               Rabbi Nusyn Ehrlich
                   3814A 15th Avenue, Brooklyn, New York 11218

                                  718-854-3532
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                  (Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D

CUSIP No. 460093404                   13D

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Congregation Ahavas Tzedokkah Vachesed, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

NUMBER OF SHARES           7.       SOLE VOTING POWER
                                    61,000
 BENEFICIALLY
                           8.       SHARED VOTING POWER
 OWNED BY EACH                      -0-

REPORTING PERSON           9.       SOLE DISPOSITIVE POWER
                                    365,000
     WITH
                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    365,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.00%

14.      TYPE OF REPORTING PERSON*

                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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     This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 1996 (the "Original Statement"), of Congregation Ahavas Tzedakkah Vachesed, Inc. (the "Congregation"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

     (a) The Congregation beneficially owns 365,000 shares of the Company's Common Stock of which 304,000 shares are issuable upon the conversion and exercise, as the case may be, of certain Preferred Stock and Warrants (as defined), assuming that the Conversion Price (as defined) as of the date of this filing is $1.25. The number of shares beneficially owned may be subject to adjustment based on fluctuations in the market price of the Common Stock which may affect the Conversion Price. The Congregation's shares represent 7.00% of the Company's total shares outstanding. This assumes that all Preferred Stock and Warrants are converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 4,906,456 prior to such conversion and exercise.

     (b) The Congregation has the sole power to vote the 61,000 shares it holds, and the sole power to direct the disposition of all its beneficially owned securities.

     (c) Pursuant to an agreement dated November 11, 1996, the exercise price of a Warrant to purchase 136,000 shares was changed from $2.50 per share to $1.00 per share and the expiration date of the amended Warrant was changed to November 12, 1996. The Congregation exercised the amended Warrant at an aggregate price of $136,000. On November 15, 1996, the Congregation sold 75,000 shares at $1.8125 per share.

Item 7.  Material to be Filed as Exhibits

     (1) Agreement to Amend Warrant dated as of November 11, 1996.

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                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 1996

                                    Congregation Ahavas Tzedokkah Vachesed, Inc.

                                    By: /s/ Nusyn P. Ehrlich
                                    Rabbi Nusyn P. Ehrlich, Secretary